                                                        EXHIBIT H



SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-       :           )
                                   )
Allegheny Energy, Inc.             )
Notice of Proposed Stock Option    )
Plan                               )



     Allegheny Energy, Inc. (AE or the Company), 10435 Downsville Pike, Hagerstown, Maryland, a registered holding company under the Public Utility Holding Company Act of 1935, proposes, from time to time through December 31, 2010, to grant Incentive Stock Options, Nonqualified Stock Options, Performance Awards and Restricted Stock (collectively, "Awards"), and to issue up to 10 million shares of its common stock, par value $1.25 per share ("Common Stock"), pursuant to the Allegheny Energy, Inc. 1998 Long-Term Incentive Plan (the "Plan") as described herein.

     The AE Board of Directors has adopted the Plan, subject to shareholder approval. The purpose of the Plan is to maximize the long-term success of AE, to ensure a balanced emphasis on both current and long-term performance, to enhance Plan participants' identification with shareholders' interests, and to facilitate the attraction and retention of highly competent key individuals.

     The Management Review and Director Affairs Committee of the Board of Directors of the Company (the "Committee") will administer the Plan. The Committee will consist of not less than two directors who are not employees of AE or its subsidiaries. The Committee will have exclusive authority to interpret the
Plan.   The Plan permits the Committee to grant, in its
discretion, Awards to directors of the Company or certain of its subsidiaries and those employees, as determined by the Committee, who have an impact on the long-term performance and success of the Company. The Committee has the exclusive authority to determine, in its sole discretion, those to whom awards would be granted at any time, as well as the type, size and other terms and conditions of each granted award, subject only to the parameters in the Plan. The Committee may make grants under any or a combination of all of the various categories of awards that are authorized under the Plan. Under certain conditions, the Committee can delegate authority under the Plan to officers or employees of the Company, and the full Board of Directors can exercise authority conferred upon the Committee.

     Any Awards granted pursuant to the Plan will, unless otherwise provided in the Plan or the related award agreement or otherwise determined by the Committee, be subject to complete or partial forfeiture if the recipient ceases to render substantial services on a regular basis to AE or its subsidiaries during a designated period of time following the grant. Rights to an award may also be forfeited if the recipient engages in certain conduct detrimental to the Company's best interests. All Awards become vested and unforfeitable, however, upon the occurrence of a change in control of AE (as defined in the Plan). Shares of Common Stock subject to terminated, expired, surrendered or forfeited awards become available again for issuance under the Plan.

     Nonqualified Stock Options entitle the grantee to purchase, not more than ten years after the grant, up to the number of shares of Common Stock specified in the grant at a price set by the Committee at the time the grant is made. The price cannot be less than fair market value on the date of grant.

     Stock Options designated by the Committee as Incentive Stock Options are intended to comply with Section 422 of the Internal Revenue Code and may be granted only to employees. The aggregate amount (calculated on the basis of the fair market value of Common Stock at the time of each grant) of the interest of any grantee in Incentive Stock Options that may vest in a calendar year may not exceed $100,000.

     Restricted Stock awards are grants of shares of Common Stock held by the Company for the benefit of the grantee without payment of consideration by the grantee. The Committee will establish a restriction period for each award. The grantee's right to transfer the shares is subject to restrictions, but during the restriction period, except as may be otherwise provided in the applicable award agreement, the grantee will be entitled to dividends paid on the Restricted Stock and will have the right to vote the shares.

     Performance Awards are grants of rights to receive a payment of cash and/or shares of Common Stock contingent upon the extent to which certain predetermined performance targets have been met during an Award Period. The performance targets may include such goals related to the performance of the Company and/or the performance of a participant as may be established by the Committee in its discretion.

     The Committee has the discretion to establish a dividend equivalent account (i.e. an account to which amounts are credited equal to the dividends the option holder would receive if the option were exercised) with respect to any option. The Committee also has the authority to specify that a participant can be granted a reload option (i.e. an option that is intended to replace shares of Common Stock used by the recipient to pay the exercise price of and/or withholding taxes on a previously granted option).

     Common Stock used for awards under the Plan may be authorized but unissued Common Stock or Common Stock purchased on
the open market, in private transactions or otherwise.   The
Company proposes to make a total of 10 million shares of Common Stock available for grants under the Plan. The number of shares available for issuance under the Plan are subject to anti-dilution adjustments upon the occurrence of significant corporate
events.   In general, the maximum number of shares of Common
Stock that may be the subject of any award to a grantee during any calendar year is 600,000, provided, however, that in applying this limit, if an award is intended to be earned over more than one calendar year, the shares subject to that award shall be allocated to the first calendar year in which they may be earned (without regard to any provisions of the Plan regarding acceleration of vesting).

     The Plan has no fixed expiration date. However, for the purpose of awarding incentive stock options under Section 422 of the Internal Revenue Code, the Incentive Plan will expire ten years from its effective date. Certain provisions of the Plan relating to performance-based awards under Section 162(m) of the Internal Revenue Code will expire on the fifth anniversary of the Plan's effective date. The Board of Directors of the Company may terminate or amend the Plan at any time, but may not, without stockholder approval, increase the total number of shares of Common Stock available for grants.


     Annual Meeting.

     Approval of the Plan requires the affirmative vote of the holders of a majority of the shares of Common Stock represented in person or by proxy at the annual meeting, scheduled to be held on May 14, 1998. AE intends to solicit proxies from its shareholders to approve the proposed plan. AE may employ professional proxy solicitors to assist in the solicitation of proxies, and may pay their expenses and compensation for such assistance in an amount not to exceed $20,000. Attached hereto as Exhibit I are forms of letters of solicitation proposed to be used and forms of all other documents proposed to be transmitted with such letters of solicitation.

     Proxy Solicitation.

     AE requests that its declaration with respect to the solicitation of proxies for voting and expenditures of money and other considerations in connection therewith be permitted to become effective forthwith as provided in Rule 62(d). Proxies will be solicited by mail and may be solicited by a professional solicitor, officers, directors and regular employees of subsidiaries of AE personally, by telephone or facsimile. AE may reimburse persons holding stock in their names or the names of their nominees for their expenses in sending solicitation materials to their principals. The cost of the solicitation and annual meeting is not expected to exceed $445,000.

     Except as described herein, no associate company or affiliate of AE or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transaction.

     The application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a
hearing should submit their views in writing by               ,
1998, to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the Applicant at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application, as filed or as it may be amended, may be granted.

     For the Commission, by the Division of Investment
Management, pursuant to delegated authority.